Filed by VICKERS VANTAGE CORP. I
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: VICKERS VANTAGE CORP. I
(Commission File No.: 001-39852)

FOR IMMEDIATE RELEASE
August 16, 2022

Scilex Holding Company, a Sorrento Company, Announces Expanding Coverage to 30 Million Lives And Will Continue To Work To Access An Additional 20 Million Lives With One Of The Largest National Pharmacy Benefit Managers (PBMs) For ZTlido® (lidocaine topical system) 1.8%

●	30 million lives now covered by one of the largest national PBMs

●	Continue to work with this PBM to access additional 20 million lives

●	The team continues to work with the national PBM’s and health plans to improve access further during 2022 with a goal to reach 250 million to 260 million lives in a covered or better position for ZTlido®

PALO ALTO, CA. August 16, 2022 /Newswire/ -- Scilex Holding Company (“Scilex”), a subsidiary of Sorrento Therapeutics, Inc. (NASDAQ: SRNE “Sorrento”), announced that, effective September 1, 2022, ZTlido® (lidocaine topical system) 1.8% will be added to one of the largest national PBMs and a national health plan – thereby expanding coverage to 30 million lives and Scilex will continue to work with them to access an additional 20 million lives. ZTlido® is indicated for relief of pain associated with post-herpetic neuralgia (PHN), also referred to as post-shingles pain.

“Scilex commercial team continues to demonstrate success in expanding access and has prioritized and targeted select payor accounts to further improve the access for ZTlido®,” said Jaisim Shah, Chief Executive Officer of Scilex Holding Company.

However, not all lidocaine patch products are created equal. ZTlido® 1.8% uses proprietary ZTech advanced technology to provide 9x greater bioavailability versus 5% lidocaine patches and superior adhesion proven in head-to-head studies, and while showering, bathing or exercising1-6. This ensures that pain relief is delivered for the full treatment duration, without interrupting a patient’s routine.

ZTlido® was approved by the U.S. Food and Drug Administration (FDA) in 2018 for relief of pain associated with PHN in adults. Side effects of ZTlido® include application site reactions such as, irritation, erythema, and pruritus.

Scilex Holding Company and Vickers Vantage Corp. I (Nasdaq: VCKA) (“Vickers”), a special purpose acquisition company sponsored by Vickers Venture Fund VI Pte Ltd and Vickers Venture Fund VI (Plan) Pte Ltd, have entered into a definitive business combination agreement (“BCA”) on March 17, 2022. Upon the closing of the transaction, the combined company (the “Combined Company”) will be renamed Scilex Holding Company, and its common stock and warrants to purchase common stock are expected to be listed on Nasdaq under the ticker symbol “SCLX” and “SCLXW”, respectively. The boards of directors of each of Vickers, Scilex and Sorrento have unanimously approved the proposed transaction. The closing of the transaction, which is expected to occur in the third quarter or early fourth quarter of 2022, is subject to the approval of Vickers’s shareholders and the satisfaction or waiver of certain other customary closing conditions.

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About ZTlido® (lidocaine topical system) 1.8%

Indication: ZTlido is indicated for relief of pain associated with post-herpetic neuralgia (PHN) in adults.

Important Safety Information

Contraindications: ZTlido is contraindicated in patients with a known history of sensitivity to local anesthetics of the amide type, or to any other component of the product.

Warnings and Precautions: Accidental exposure can occur even after a ZTlido patch has been used. Small children or pets could suffer serious adverse effects from chewing or ingesting a new or used ZTlido patch. Store and dispose of patches properly and keep out of reach of children and pets.

Excessive dosing or overexposure to lidocaine can occur. Longer duration of application, application of more than the recommended number of patches, smaller patients, or impaired elimination may all contribute to increased blood concentration levels of lidocaine. If lidocaine overdose is suspected, check drug blood concentration. Management of overdose includes close monitoring, supportive care, and symptomatic treatment.

Cases of methemoglobinemia have been reported with local anesthetic use, although patients with glucose-6-phosphate dehydrogenase deficiency, congenital or idiopathic methemoglobinemia, cardiac or pulmonary compromise, or concurrent exposure to oxidizing agents or their metabolites are more susceptible to developing clinical manifestations of the condition. Signs and symptoms include cyanotic skin discoloration and/or abnormal coloration of the blood and may occur immediately or may be delayed after exposure. Methemoglobin levels may continue to rise leading to more serious central nervous system and cardiovascular adverse effects. If this occurs, discontinue ZTlido and any other oxidizing agents. Depending on severity of the symptoms, patients may respond to supportive care or may require treatment with methylene blue, exchange transfusion, or hyperbaric oxygen.

Application site reactions can occur during or immediately after treatment with ZTLIDO. This may include development of blisters, bruising, burning sensation, depigmentation, dermatitis, discoloration, edema, erythema, exfoliation, irritation, papules, petechia, pruritus, vesicles, or may be the locus of abnormal sensation. These reactions are generally mild and transient, resolving spontaneously within a few minutes to hours. If application site reactions occur while the topical system is being worn, advise the patient to remove ZTlido and not to reapply until skin reactions subside.

Hypersensitivity cross-reactions may be possible for patients allergic to PABA derivatives. Manage hypersensitivity reactions by conventional means.

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Eye exposure with ZTlido should be avoided. If eye contact occurs, immediately wash out the eye with water or saline and protect the eye (such as, eyeglasses/eyewear) until sensation returns.

Adverse Reactions: Side effects of ZTlido include application site reactions such as irritation, erythema, and pruritus. These are not all of the adverse reactions that may occur. Please see Full Prescribing Information for more information.

Use in Specific Populations: Use of ZTlido during lactation should be used with caution as lidocaine is excreted into breast milk. The limited human data with lidocaine in pregnant woman is not sufficient to inform drug-associated risk for major birth defects and miscarriage.

To report SUSPECTED ADVERSE REACTIONS, contact SCILEX Pharmaceuticals Inc. at 1-866-SCILEX3 or contact FDA at 1-800-FDA-1088 or www.fda.gov/medwatch.

Please click here for full Prescribing Information.

Less is More: ZTlido 1.8% uses proprietary ZTech advanced technology for proven bioequivalence to 5% lidocaine patch, but with 9x greater bioavailability. Data are from studies performed with 5% lidocaine patch.

About Scilex Holding Company

Scilex Holding Company, a nearly 100% (or over 99.9%) majority-owned subsidiary of Sorrento Therapeutics, Inc., is an innovative revenue-generating company focused on acquiring, developing and commercialization of non-opioid pain management products for treatment of acute and chronic pain. Scilex is uncompromising in its focus to become the global pain management leader committed to social, environmental, economic, and ethical principles to responsibly develop pharmaceutical products to maximize quality of life. Results from the Phase III Pivotal Trial C.L.E.A.R Program for SEMDEXATM, its novel, non-opioid product for the treatment of lumbosacral radicular pain (sciatica), were announced in March 2022. Scilex targets indications with high unmet needs and large market opportunities with non-opioid therapies for the treatment of patients with moderate to severe pain.  Scilex launched its first commercial product in October 2018, in-licensed a commercial product in June 2022, and is developing its late-stage pipeline, which includes a pivotal Phase 3 candidate and one Phase 2 and one Phase 1 candidate.  Its commercial product, ZTlido® (lidocaine topical system) 1.8%, or ZTlido®, is a prescription lidocaine topical product approved by the U.S. Food and Drug Administration for the relief of pain associated with postherpetic neuralgia, which is a form of post-shingles nerve pain.  Scilex in-licensed the exclusive right to commercialize Gloperba® (colchicine USP) oral solution, an FDA-approved prophylactic treatment for painful gout flares in adults, in the U.S. Scilex is planning to commercialize Gloperba® beginning in the first half of 2023 and is well-positioned to market and distribute the product. Scilex’s three product candidates are SP-102 (injectable dexamethasone sodium phosphate viscous gel product containing 10 mg dexamethasone), or SEMDEXA™, a Phase 3, novel, viscous gel formulation of a widely used corticosteroid for epidural injections to treat lumbosacral radicular pain, or sciatica, with FDA Fast Track status; SP-103 (lidocaine topical system) 5.4%, a Phase 2, triple-strength formulation of ZTlido®, for the treatment of low back pain; and SP-104, 4.5 mg Delayed Burst Release Low Dose Naltrexone Hydrochloride (DBR-LDN) Capsule, for the treatment of chronic pain, fibromyalgia in multiple Phase 1 programs expected to be initiated this year. For further information regarding the SP-102 Phase 3 efficacy trial, see NCT identifier NCT03372161 – Corticosteroid Lumbar Epidural Analgesia for Radiculopathy – Full Text View – ClinicalTrials.gov.

Scilex Holding Company is headquartered in Palo Alto, California, with operations in both Palo Alto and San Diego, California. For further information please visit www.scilexholding.com.

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About Sorrento Therapeutics, Inc.

Sorrento is a clinical and commercial stage biopharmaceutical company developing new therapies to treat cancer, pain (non-opioid treatments), autoimmune disease and COVID-19. Sorrento’s multimodal, multipronged approach to fighting cancer is made possible by its extensive immuno-oncology platforms, including key assets such as fully human antibodies (“G-MAB™ library”), immuno-cellular therapies (“DAR-T™”), antibody-drug conjugates (“ADCs”), and oncolytic virus (“Seprehvec™”). Sorrento is also developing potential antiviral therapies and vaccines against coronaviruses, including Abivertinib, COVISHIELD™ and COVI-MSC™; and diagnostic test solutions, including COVIMARK™.

Sorrento’s commitment to life-enhancing therapies for patients is also demonstrated by our effort to advance (TRPV1 agonist) non-opioid pain management small molecule, resiniferatoxin (“RTX”), and SP-102 (10 mg, dexamethasone sodium phosphate viscous gel) (SEMDEXA™), a novel, viscous gel formulation of a widely used corticosteroid for epidural injections to treat lumbosacral radicular pain, or sciatica, and to commercialize ZTlido® (lidocaine topical system) 1.8% for the treatment of postherpetic neuralgia (PHN). RTX has been cleared for a Phase II trial for intractable pain associated with cancer and a Phase II trial in osteoarthritis patients. Positive final results from the Phase III Pivotal Trial C.L.E.A.R. Program for SEMDEXA™, its novel, non-opioid product for the treatment of lumbosacral radicular pain (sciatica), were announced in March 2022. ZTlido® was approved by the FDA on February 28, 2018.

For more information visit www.sorrentotherapeutics.com

About Vickers Vantage Corp. I

Vickers Vantage Corp. I is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Important Information for Investors and Stockholders

This press release relates to a proposed transaction between Scilex and Vickers. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Vickers has filed a Registration Statement on Form S-4 (the “Registration Statement”), which includes a document that serves as a prospectus and proxy statement of Vickers, referred to as the proxy statement/prospectus. After the Registration Statement is declared effective by the SEC, the proxy statement/prospectus will be sent to all Vickers shareholders as of a record date for the meeting of Vickers shareholders to be established for voting on the proposed business combination. Vickers will also file other documents regarding the proposed transaction with the SEC. This press release does not contain all of the information that will be contained in the proxy statement/prospectus or other documents filed or to be filed with the SEC. Investors and security holders of Vickers are urged to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the transaction that Vickers files with the SEC when, and if, they become available because they will contain important information about Vickers, Scilex and the proposed transaction.  Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Vickers through the website maintained by the SEC at www.sec.gov.

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Participants in the Solicitation

Vickers and its directors and executive officers may be deemed participants in the solicitation of proxies from Vickers’s shareholders in connection with the transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Scilex and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Vickers in connection with the proposed transaction. Information about Scilex’s directors and executive officers and information regarding their interests in the proposed transaction will be included in the proxy statement/prospectus for the proposed transaction.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Vickers, the Combined Company or Scilex, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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Forward-Looking Statements

This press release and any statements made for and during any presentation or meeting concerning the matters discussed in this press release contain forward-looking statements related to Vickers, Sorrento and its subsidiaries, including but not limited to Scilex, under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Forward-looking statements include statements regarding the goal to reach 250 million to 260 million covered lives, the proposed business combination between Scilex and Vickers, including the timing of such business combination, the potential listing of the Combined Company’s common stock and warrants to purchase common stock on Nasdaq or other major securities exchange and the anticipated stock ticker symbol for such shares and warrants to purchase common stock, the expectation that Vickers will file subsequent amendments to the Registration Statement on Form S-4, the estimated or anticipated future results and benefits of the Combined Company following the proposed business combination, including the likelihood and ability of the parties to successfully consummate the proposed business combination, future opportunities for the Combined Company, the timing of the completion of the proposed business combination, Scilex’s and the Combined Company’s proposed business strategies, the expected cash resources of the Combined Company and the expected uses thereof; Scilex’s and the Combined Company’s current and prospective product candidates, planned clinical trials and preclinical activities and potential product approvals, as well as the potential for market acceptance of any approved products and the related market opportunity; statements regarding SP-102 (SEMDEXA™), SP-103 or SP-104, if approved by the FDA; Scilex’s development and commercialization plans; and Sorrento’s products, technologies and prospects and Scilex’s products, technologies and prospects.  Risks and uncertainties that could cause Sorrento’s and Scilex’s actual results to differ materially and adversely from those expressed in our forward-looking statements, include, but are not limited to: the inability of the parties to consummate the proposed business combination transaction for any reason or the occurrence of any event, change or other circumstances that could give rise to the termination of the BCA, including any failure to meet applicable closing conditions; changes in the structure, timing and completion of the proposed transaction between Vickers and Scilex; Vickers’s ability to continue its listing on the Nasdaq Capital Market until closing of the proposed transaction; the Combined Company’s ability to list its securities on Nasdaq or other major securities exchange after closing of the proposed transaction; the ability of the parties to achieve the benefits of the proposed transaction, including future financial and operating results of the Combined Company; the ability of the parties to realize the expected synergies from the proposed transaction; risks related to the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed business combination; general economic, political and business conditions; risks related to the ongoing COVID-19 pandemic; the risk that the potential product candidates that Scilex develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all; risks relating to uncertainty regarding the regulatory pathway for Scilex’s product candidates; the risk that Scilex will be unable to successfully market or gain market acceptance of its product candidates; the risk that Scilex’s product candidates may not be beneficial to patients or successfully commercialized; the risk that Scilex has overestimated the size of the target patient population, their willingness to try new therapies and the willingness of physicians to prescribe these therapies; risks that the results of the Phase 2 trial for SP-103 or Phase 1 trials for SP-104 may not be successful; risks that the prior results of the clinical trials of SP-102 (SEMDEXA™), SP-103 or SP-104 may not be replicated; regulatory and intellectual property risks; the risk that any requisite regulatory approvals to complete the transaction are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the Combined Company or the expected benefits of the proposed transaction or that the approval of Vickers’s shareholders is not obtained; the risk of failure to realize the anticipated benefits of the proposed transaction; the amount of redemption requests made by Vickers’s shareholders and other risks and uncertainties indicated from time to time and other risks set forth in Sorrento’s and Vickers’s filings with the SEC, including in the Registration Statement. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release, and we undertake no obligation to update any forward-looking statement in this press release except as may be required by law.

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Contacts:

For Scilex Holding Company

Jaisim Shah
Chief Executive Officer
Scilex Holding Company
960 San Antonio Road
Palo Alto, CA 94303
Office: (650) 516-4310

Email: jshah@scilexpharma.com

Website: www.sorrentotherapeutics.com and www.scilexholding.com

Investors and Media Contact:

Contact:

Brian Cooley

Email: mediarelations@sorrentotherapeutics.com

Website: www.sorrentotherapeutics.com

For Vickers Vantage Corp. I

Jeffrey Chi
Chief Executive Officer
85 Broad Street, 16th Floor
New York, NY 10004
Phone: (646) 974-8301
Email: jeff.chi@vickersventure.com

Website: www.vickersvantage.com

Investors and Media Contact: Nicolette Ten, Senior Account Executive, SPRG
Email: nicolette.ten@sprg.com.sg

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# # #

Sorrento® and the Sorrento logo are registered trademarks of Sorrento Therapeutics, Inc.

G-MAB™, DAR-T™, Seprehvec™, SOFUSA™, COVISHIELD™, COVI-MSC™, and COVIMARK™ are trademarks of Sorrento Therapeutics, Inc.

SEMDEXA™ (SP-102) is a trademark owned by Semnur Pharmaceuticals, Inc., a wholly owned subsidiary of Scilex Holding Company. A proprietary name review by the FDA is planned.

ZTlido® is a registered trademark owned by Scilex Pharmaceuticals Inc., a wholly owned subsidiary of Scilex Holding Company.

Gloperba® is an exclusive, transferable license to use the trademark by Scilex Holding Company.

All other trademarks are the property of their respective owners.

© 2022 Sorrento Therapeutics, Inc. All Rights Reserved.

References:

1.	LIDODERM® (lidocaine patch 5%) [prescribing information]. Malvern, PA: Endo Pharmaceuticals Inc; 2018.

2.	Data on file. SCILEX Pharmaceuticals Inc. SCI-LIDO-PK-001.

3.	Gudin J, Argoff C, Nalamachu s. 1.8% lidocaine patch (ZTlido): review of a new formulation. Postgrad Med. 2015;127(suppl): S44-S45.

4.	Webster L, Mallick-Searle T, Adler JA, Greuber E, Patel K, Vought K. ZTlido® (lidocaine topical system) 1.8% has superior adhesion compared to generic Mylan lidocaine patch 5%. Poster presented at: PAINWeek; September 3-7, 2019; Las Vegas, NV.

5.	SCILEX Pharmaceuticals Inc. Data on file: SCI-LIDO-ADH-003.

6.	SCILEX Pharmaceuticals Inc. Data on file: SCI-LIDO-ADH-002.

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